UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

150 York Street, Suite 1102, Toronto, Ontario M5H 3S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant’s Notice of Annual Meeting of Shareholders and Management Information Circular dated March 24, 2009 and included as Exhibit 99.1 of this Form 6-K, Form of Proxy included as Exhibit 99.2 of this Form 6-K and Form of Consent to Electronic Delivery of Documents included as Exhibit 99.3 of this Form 6K (Commission File No. 001-31880) furnished to the Commission on April 9, 2009 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, Yamana Gold Inc. (File No. 333-158343).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: April 9, 2009	By:	/s/ Jacqueline A. Jones
Jacqueline A. Jones
Senior Vice President, Legal, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibits Number	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders and Management Information Circular

99.2	Form of Proxy

99.3	Form of Consent to Electronic Delivery of Documents